FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Agreement for the sale of Antares	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Please see attached press release.

Madrid, November 8, 2018

Gran Vía, 28 - 9ª Planta - 28013 Madrid

TELEFÓNICA AGREES THE SALE OF ANTARES TO GRUPO CATALANA OCCIDENTE FOR 161 MILLION EUROS

Madrid, 8th of November 2018.- Telefónica today reached an agreement with Grupo Catalana Occidente for the sale of 100% of Antares, its insurance company in Spain, for a total amount of 161 million euros. Antares offers health, life, accident and life savings insurance to more than 200,000 insured individuals in Spain.

The transaction is expected to generate capital gains of around 90 million euros for Telefónica and a reduction in net financial debt of close to 30 million euros.

After the closing of this operation, Grupo Catalana Occidente will continue managing the insurance policies of the Telefonica Group exclusively for the next 10 years, and will integrate Antares employees into its workforce.

The closing of the operation is subject to the pertinent regulatory approvals.

The sale of Antares, a non-core business, is part of the Telefónica Group’s asset portfolio management policy, based on a strategy of rationalization, value creation and optimization of the return on capital employed.

About Telefónica
Telefónica is one of the largest telecommunications companies in the world by market capitalization and number of customers with a comprehensive offering and quality of connectivity that is delivered over world class fixed, mobile and broadband networks. As a growing company it prides itself on providing a differential experience based both on its corporate values and a public position that defends customer interests.

The company has a significant presence in 17 countries and 356 million accesses around the world. Telefónica has a strong presence in Spain, Europe and Latin America, where the company focuses an important part of its growth strategy.

Telefónica is a 100% listed company and its shares are traded on the Spanish Stock Market and on those in London, New York, Lima, and Buenos Aires.
About Antares
Antares is a personal insurance company owned by Telefónica that operates in the life, accident and health lines for private clients and corporate groups. Although its main activity focuses on the groups of employees of the Telefónica Group, it also sells insurance to individuals and groups of other companies.

Antares advises and collaborates in the search of appropriate solutions for any matter related to social security. It started its activity in 1987 and in 2011 the company began its expansion beyond the environment of Telefónica and its employees, providing services to other clients, companies and mediators in Spain. Currently has more than 200,000 insured in Spain, and a large medical staff of health professionals, clinics and hospitals.

As an insurance company, its activity is regulated by a special legal and financial regime, and is subject to the supervision and control of the General Department of Insurance and Pension Funds, under the Ministry of Economy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 8, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors